SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

August 5, 2014

PETROBRAS ARGENTINA S.A.

 (Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

PETROBRAS ARGENTINA S.A.

PAYMENT OF CASH DIVIDENDS

RECOVERY OF AMOUNTS PAID IN CONNECTION WITH WEALTH TAX

Buenos Aires, August 5, 2014 – Petrobras Argentina S.A. (Buenos Aires: PESA, NYSE: PZE) announces that according to the delegation approved by the General Shareholders’ Meeting held on March 27, 2014, the Company’s Board of Directors approved, at the meeting held on the date hereof, to distribute cash dividends in the amount of AR$115,838,889 for 2013 fiscal year, included in the Reserve for Future Dividends established according to the resolution issued by the before mentioned Meeting, equivalent to AR$ 0.057367659 per share.

Amounts due to the Company for payment of the Wealth Tax as calculated for each shareholder will be deducted and the remaining amount will be available to shareholders, if applicable, within the term of thirty (30) days as from the date hereof.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ARGENTINA S.A.

Date: 08/05/2014

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney